Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Chemomab Ltd.:

We consent to the use of our report dated January 6, 2021, with respect to the balance sheets of Chemomab Ltd. as of December 31, 2019 and 2018, the related statements of operations, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes, included herein and to the reference to our firm under the heading 'Experts' in the prospectus.

Our report refers to a change to the method of accounting for leases.

/s/ Somekh chaikin

Somekh Chaikin

Certified Public Accountants (lsr.)

Member Firm of KPMG International

Tel Aviv, Israel

January 13, 2021